Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

December 15, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Karen Garnett

Re:	Ceridian Corporation

Registration Statement on Form S-4

File No. 333-152649

Dear Ms. Garnett:

On behalf of our client, Ceridian Corporation (the “Company“), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Amendment No. 3 (the “Amendment“) to the Registration Statement on Form S-4 of the Company (File No. 333-152649), together with exhibits thereto (the “Registration Statement“).

Set forth below in bold are comments in the Staff’s letter of December 9, 2008. Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location of changes in the Amendment made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Balance Sheets, page 68

1.	We note that you expect to receive substantially all of your funds invested in the Reserve Fund. If you expect to receive substantially all of your funds, please advise us how you determined that an aggregate asset write down of $11.5 million, of which $10.2 million is other than temporary, was necessary.

The Company respectfully advises the Staff that the aggregate asset write down of $11.5 million, of which $10.2 million is other than temporary, reflects the Company’s belief that it will ultimately receive more than 98% of the $770.0 million of customer and corporate funds it had on deposit with the Reserve Primary Fund money market fund (the “Reserve Fund”). The Company believes this represents “substantially all” the funds it invested in the Reserve Fund. Nevertheless, the Company has removed the referenced statements in the Amendment in response to the Staff’s comment.

As disclosed in the Registration Statement, while the Company believes it submitted its redemption request to the Fund at a time when the Fund’s net asset value was $1.00 per share and believes it is entitled to receive distributions equal to its full original investment, the application of fair value accounting under FAS 115 results in a valuation per share of approximately $.985 (or 98.5% of its original investment) resulting in an $11.5 million impairment. This valuation was arrived at by reviewing the Reserve Fund’s balance sheet and disclosed holdings as of September 30, 2008 and valuing the Reserve Fund’s holdings of Lehman Brothers Holdings Inc. obligations at zero. Of the total impairment, approximately 10%, or $1.3 million, the Company determined to be temporary, based on secondary trading levels of debt issued by Lehman Brothers Holdings Inc. See the Company’s disclosure on Page 68-69.

Financial Covenant Compliance, page 76

2.	To the extent that pro forma adjustments are made to Credit Facility EBITDA, please disclose how the adjustment was calculated as well as significant assumptions made by management in determining the projection. Please also tell us if the estimated $50 million of related implementation costs to be incurred in 2008 have been included in Credit Facility EBITDA with pro forma adjustments. Also, please tell us if you would have been in compliance with the covenant without this pro forma adjustment.

The Company has revised the disclosure on pages 76-78 to reflect that for purposes of, among other things, determining the Company’s compliance with financial covenant ratios under the Company’s senior secured credit facilities agreement (the “Credit Agreement”), EBITDA (as defined in the Credit Agreement) (“Credit Facility EBITDA”) is calculated on a pro forma basis to reflect among other things any operating expense reductions projected in good faith to result from any operational change (as if, in each case, such operating expense reductions had been realized on the first day of such period) (please see Section 1.11 of the Credit Agreement, filed as Exhibit 10.25 to the Registration Statement). Therefore, the item denoted as “Pro forma adjustments per our senior secured credit facility” should have been included in the amount of Credit Facility EBITDA and the presentation has been revised to reflect this. As previously noted in the Registration Statement, this adjustment relates to anticipated cost savings from the Company’s four point cost reduction plan described on page 49 under the heading “Operating Improvement Plan.” Management’s estimates of expected expense reductions are based on identified savings in selling, general and administrative spending relating to cost reduction initiatives, consolidation of facilities, improved sourcing capabilities, additional buying power gained by partnering with the Sponsors and streamlining customer implementation processes; workforce reductions resulting from removing reporting layers and reducing back-office and middle-office positions; streamlined technology spending resulting from renegotiation of vendor contracts, off-shoring development and support activities, and consolidating or eliminating a variety of software applications and platforms; and business process improvements. Management’s estimates of the annual expense reductions are based on the results of its detailed review and analysis of the Company’s operations and identification of specific cost savings opportunities in the foregoing areas which would not negatively impact the delivery of the Company’s services to its customers. This process includes the identification of specific cost saving solutions, the methods of executing on such solutions and the anticipated time-line of implementation. Such estimates are in accordance with the Credit Agreement and have been calculated in good faith.

Additionally, in presenting Credit Facility EBITDA, the Company notes the Staff’s response to Question 10 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” dated June 13, 2003, which provides: “MD&A requires disclosure of material items affecting liquidity. Despite the prohibition in Item 10(e), if management believes that the credit agreement is a material agreement, that the covenant is a material term of the credit agreement and that information about the covenant is material to an investor’s understanding of the company’s financial condition and/or liquidity, the company may be required to disclose the measure as calculated by the debt covenant as part of its MD&A.” The Company notes that management believes the Credit Agreement is a material agreement, as evidenced by the filing of the agreement as an exhibit to the Registration Statement. The Company also notes that the covenant is a material term of the Credit Agreement due to the fact that breach of the covenant would cause an event of default under the Credit Agreement. The Company additionally notes that information about the covenant is material to an investor’s understanding of the Company’s financial condition and liquidity because management uses compliance with the covenant as one measure of the Company’s financial condition. The Company further notes that in the Registration Statement, including on Pages 76-78, the Company specifies the materiality of the Credit Agreement and the covenant, the amount or limit required for compliance with the covenant, and the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company’s financial condition and liquidity.

The Company respectfully advises the Staff that the estimated $50 million of related implementation costs have not been deducted in determining Credit Facility EBITDA because such definition and the related definitions in the Credit Agreement specifically allow the Company to adjust for severance, restructuring charges, restructuring reserves, costs related to the closure, opening and/or consolidation of facilities, transition costs associated with transferring operations offshore and other transition costs, consulting fees incurred in connection with the foregoing and business optimization expenses. All of the $50 million of implementation costs would fall into one of these categories.

The Company further advises the Staff that the Company’s commitment to maintain a specified maximum ratio of adjusted consolidated secured debt to Credit Facility EBITDA, pursuant to the terms of the Company’s senior secured credit facilities, does not go into effect until the three month period ending December 31, 2008. The Company supplementally advises the Staff that the Company would have been in compliance with the December 31, 2008 covenant as of September 30, 2008 without the pro forma adjustment.

Note 3. Merger, page F-22

3.	We note your response to comment 5. However, your disclosure on page F-22 does not clearly indicate whether the purchase price allocation is attributed to the work of outside appraisal firms or management. Please revise your disclosure to indicate that the fair values of assets and liabilities acquired were ultimately determined by management, if this is the case. Refer to Compliance & Disclosure Interpretations, Question 141.02 which can be accessed at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

The Company has revised the disclosure on page F-22 as requested by the Staff.

Legal Opinions, Exhibits 5.1 through 5.4

4.	Please have counsel revise their respective legal opinions to address all shares being registered in this offering. The opinions currently refer to $475 million in principal amount of Toggle Notes but we note that you are now registering over $693 million of Toggle Notes.

Counsel has revised their respective legal opinions as requested by the Staff to reflect the amount of notes presently being registered in this offering.

Exhibit 5.1

5.	We note that you have filed opinions from local counsel. regarding due authorization of the guarantees and other matters related to the Schedule I guarantors. Please provide a revised legality opinion that expressly relies on those local opinions rather than assuming the valid existence, corporate authority, and due authorization by the Schedule I guarantors.

Counsel has revised its legal opinion as requested by the Staff.

6.	Please confirm, if true, that Weil, Gotshal is opinion on the validity of all of the guarantees and not just the guarantees executed by the Schedule II guarantors.

Please have counsel provide a revised opinion to clarify the scope of the opinion with respect to the guarantees.

The opinion of Weil, Gotshal & Manges LLP addresses the validity of all the guarantees. Counsel has revised its legal opinion to make it clearer that the validity of the guarantees of all the guarantors are being opined upon. Please note the definition of Guarantees includes all guarantees under the Indenture.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8172.

Sincerely yours,

/s/ Todd R. Chandler
Todd R. Chandler, Esq.

cc:	Michael W. Sheridan

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